FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period April 4, 2006

SANPAOLO IMI S.p.A.

(Exact name of registrant as specified in its charter)

Piazza San Carlo 156

10121 Turin, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form  20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

PRESS RELEASE

The preliminary consolidated financial statements for 2005   deposited

Turin, 31 March 2006 - SANPAOLO IMI has today placed at public disposal at the Head Office of the Company and at the Italian Stock Exchange (Borsa Italiana Spa), following the provisions of the law, the preliminary consolidated financial statement for 2005 prepared according to international accounting principles. The documents are also available on the Group’s website www.grupposanpaoloimi.com.

The final version of the preliminary consolidated financial statement shows some changes compared to the press release of 23 March 2006: the changes are due to modifications in Groups internal entries and had no impact on the consolidated statement of income and on Group net shareholders’ funds.

The consolidated balance sheet at 31 December 2005 shows total assets and liabilities and net capital of 263,258 million euro, due to changes made on “Financial assets other than loans and assets held to maturity”, 77,402 million euro, on “Securities”, 46,985 million euro and “Financial assets at fair value”, 25,939 million euro.

Consequently, at 31 December 2005 Direct Deposits were 165,230 million euro, up 4.1% on annual basis (full IAS analysis) and Financial Assets of customers 401,838 million euro, up 6.8% on annual basis (full IAS analysis).

RELAZIONI ESTERNE		INVESTOR RELATIONS
Filippo Vecchio		Dean Quinn
Torino	011/555.7747 - Telefax 011/555.6489	Tel. 011/5552593
Bologna	051/6454411	Telefax 011/5552989
Napoli	081/7913419	e-mail investor.relations@sanpaoloimi.com
e-mail: infomedia@sanpaoloimi.com
(www.grupposanpaoloimi.com)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.

By:	/s/ James Ball
Name: James Ball

Title: Head of International Strategy, London Branch

Date: April 4, 2006